UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Varsity Group Inc.

(Name of Subject Company (Issuer))

VGI Acquisition Corp.

a wholly owned subsidiary of

VGI Holdings Corp.

a wholly owned subsidiary of

Follett Corporation

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

9222811

(CUSIP Number of Class of Securities)

Dennis A. McMahon

VGI Acquisition Corp.

2233 West Street

River Grove, IL 60171

(708) 452-9329

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Brooks B. Gruemmer

McDermott Will & Emery LLP

227 Monroe Street

Chicago, IL 60606

(312) 984-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	N/A N/A N/A N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
 third-party tender offer subject to Rule 14d-1.
 issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

                This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Varsity Group Inc. (“Varsity Group”) by VGI Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of VGI Holdings Corp. (“Parent”). Parent is a wholly-owned subsidiary of Follett Corporation (“Follett”). Attached are the press release, letter to customers, letter to publishers, employee communications and letter to shareholders issued, in each case, on February 25, 2008.

The tender offer described in this filing and the attached exhibits for the outstanding shares of Varsity Group has not yet commenced, and this filing and the attached exhibits are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition, because they will contain important information: the VGI Acquisition Corp. Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and the Varsity Group Inc. Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced, or from Varsity Group Inc. or VGI Acquisition Corp.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated February 25, 2008.
99.2	Letter to Customers dated February 25, 2008.
99.3	Letter to Publishers dated February 25, 2008.
99.4	Employee Communication dated February 25, 2008.
99.5	Letter to Shareholders dated February 25, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis A. McMahon

Dennis A. McMahon Secretary